EXHIBIT 19.1

Aris Water Solutions, Inc.

Amended and Restated Insider Trading Policy

1.Introduction

Federal and state laws prohibit buying, selling or making other transfers of securities by persons who have material information that is not generally known or available to the public (“Material Nonpublic Information”).  These laws also prohibit persons with such Material Nonpublic Information (as further explained in Section 2 below) from disclosing it to others who trade.

In light of these prohibitions, Aris Water Solutions, Inc. (together with its subsidiaries, the “Company”) has adopted the following policy (this “Policy”) regarding trading in securities by its directors, officers, and employees. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Material Nonpublic Information.  This Policy also applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household (other than household employee), and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”).  This Policy also applies to corporations or other business entities controlled, influenced or managed by you or your Family Members, and trusts for which you are the trustee or have a beneficial or pecuniary interest (collectively referred to as “Controlled Entities”).  Unless otherwise indicated, all references to “you” in this Policy should be read to include all of your Family Members and Controlled Entities.

The Securities and Exchange Commission (“SEC”) and federal prosecutors may presume that trading by Family Members or Controlled Entities is based on information you supplied and may treat any such transactions as if you had traded yourself.  There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.  As such, you are responsible for the transactions of your Family Members and Controlled Entities and, therefore, should make them aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.  This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Any person who violates the federal insider trading laws may have to pay civil fines of up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million.  Such person also may have to serve a jail sentence of up to 20 years.  In addition, the Company could be subject to a civil fine of up to the greater of $1.425 million subject to adjustment for inflation, and three times the profit gained or loss avoided as a result of insider trading violations, as well as a criminal fine of up to $25 million.  In addition, any failure to comply with this Policy may subject you to Company-imposed sanctions, up to and including termination of your employment or other relationship with the Company or ineligibility for future participation in the Company’s equity incentive plans, whether or not the failure to comply results in a violation of law.

The SEC, New York Stock Exchange (“NYSE”) and state regulators (as well as the Department of Justice) are very effective at detecting and pursuing insider trading cases.  The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by Family Members and friends, and trading involving only a small number of shares.  Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading.  This Policy sets out the Company’s Policy in the area of insider trading and should be read carefully and complied with fully.

If you have any questions, please contact the Company’s General Counsel (or the Chief Financial Officer in the General Counsel’s absence).

2.Definitions
(a)What is “Material Nonpublic Information”?
i.	Material Information

Information is generally considered “material” if there is a likelihood a reasonable investor would consider such information important in making an investment decision to buy, hold, or sell securities.  Either positive or negative information may be material.  There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.  Depending on the circumstances, common examples of information that may be material include:

●	earnings, revenue, or similar financial information;
●	unpublished financial reports or projections;
●	extraordinary borrowing or liquidity problems;
●	changes in control;
●	changes in directors, senior management or auditors;
●	information about current, proposed, or contemplated transactions, business plans, financial restructurings, acquisition targets or significant expansions or contractions of operations;
●	changes in dividend policies or the declaration of a stock split or the proposed or contemplated issuance, redemption, or repurchase of securities;

●	material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating;
●	information about major contracts;
●	gain or loss of a significant customer or supplier;
●	major new products or designs or significant advances in product development or price changes on major products;
●	marketing changes;
●	the interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, or breakdown of labor negotiations or any major shut-down;
●	the establishment of a repurchase program for Company securities;
●	labor negotiations;
●	product recalls;
●	major environmental incidents;
●	significant actual or potential cybersecurity incidents, events or risks that affect the Company or third-party providers that support the Company’s business operations, including computer system or network compromises, viruses or other destructive software, and data breach incidents that may disclose personal, business or other confidential information;
●	bankruptcy or liquidity concerns or developments; and
●	institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings.

Federal, state and NYSE investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade.  If you have questions regarding specific transactions, please contact the Company’s General Counsel (or the Chief Financial Officer in the General Counsel’s absence).

ii.	Nonpublic Information

Nonpublic information is information that is not generally known or available to the public.  We consider information to be available to the public only when:

●	it has been released to the public by the Company through appropriate channels (e.g., by means of a press release or a widely disseminated statement from a senior officer or a filing with SEC); and

●	enough time has elapsed to permit the investment market to absorb and evaluate the information. You should generally consider information to be nonpublic until two full trading days have elapsed following public disclosure. For example, if the Company discloses Material Nonpublic Information before the market opens on Monday, you may not trade until Wednesday (two full trading days after the Company’s release), so long as you do not have any additional Material Nonpublic Information after such release (and subject to preclearance requirements described below, if applicable). If, however, the Company discloses Material Nonpublic Information after the market opens on Monday, you may not trade until Thursday (two full trading days after the Company’s release), so long as you do not have any additional Material Nonpublic Information after such release (and subject to preclearance requirements described below, if applicable).
(b)Trading / Transactions

For purposes of this Policy, references to “trading” and “transactions” in Company securities (including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, such as preferred stock, convertible debentures and warrants, etc., as well as derivative securities that are not issued by the Company) include, among other things:

●	purchases and sales of Company securities in public markets;
●	sales of Company securities obtained through the exercise of employee stock options granted by the Company, including broker-assisted cashless exercise (as defined below);
●	making gifts of Company securities (including charitable donations); or
●	using Company securities to secure a loan.

Conversely, references to “trading” and “transactions” do not include:

●	the exercise of Company stock options if no shares are to be sold to third parties or if there is a “net exercise” (as defined below);
●	the vesting of Company stock options, restricted stock or restricted stock units;
●	the withholding of shares to satisfy a tax withholding obligation upon the vesting of restricted stock or restricted stock units; or
●	the exchange of units in Solaris LLC (“Solaris LLC Units”) for the Company’s Class A Common Stock (without any concurrent or related transfer of the Company’s Class A Common Stock) or for a cash payment by the Company, each in accordance with the terms of the Company’s organizational documents.

Therefore, you may freely exercise your stock options, engage in “net exercises” and have the Company withhold shares to satisfy your tax obligations without violating this Policy.  Note that a “net exercise” (which is permitted) is the use of the underlying shares to pay the exercise price and/or tax withholding obligations, whereas a broker-assisted cashless exercise (which is not permitted) involves the broker selling some or all of the shares underlying the option on the open market.

This Policy does not apply to purchases of Company stock in the Company’s 401(k) plan resulting from your periodic contributions of money to the plan pursuant to your payroll deduction election made while the Window Period (as defined herein) is open and you are not aware of Material Nonpublic Information.  However, this Policy will apply to any election that you make to:  (a) begin or terminate investing in the Company stock fund of the 401(k) plan; (b) increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund of the 401(k) plan if that increase or decrease results in a change to the dollar amount of your periodic contribution used to purchase Company stock; (c) make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (d) liquidate some or all of your investment in the Company stock fund of the 401(k) plan; (e) borrow money, to the extent otherwise permitted, against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (f) prepay a 401(k) plan loan if the prepayment will result in allocation of loan proceeds to the Company stock fund.

If the Company adopts an Employee Stock Purchase Plan (“ESPP”), to the extent you participate in the ESPP, this Policy will not apply to your purchases of Company stock in the ESPP resulting from your periodic contribution of money to the ESPP pursuant to your payroll deduction election made while the Window Period is open and you are not aware of Material Nonpublic Information.  However, this Policy will apply to any:  (a) election to participate in the ESPP for an enrollment period; (b) increase or decrease in your amount of periodic contributions to the ESPP; and (c) sales of Company stock pursuant to the ESPP.

If the Company adopts a dividend reinvestment plan, to the extent you participate in the Company’s dividend reinvestment plan, this Policy will not apply to purchases of Company stock under the plan resulting from your election to reinvest dividends made while the Window Period is open and you are not aware of Material Nonpublic Information.  However, this Policy will apply to any:  (a) election to participate in the plan; (b) increase or decrease in your level of participation in the plan; and (c) sale of Company stock purchased pursuant to the plan.

Further, transactions in mutual funds or exchange-traded funds that are invested in Company securities are not transactions subject to this Policy as long as (a) you or your Family Member does not control the investment decisions on individual stocks within the fund or portfolio and (2) Company securities do not represent a substantial portion of the assets of the fund or portfolio.

Finally, transactions with the Company are not prohibited.  Therefore, a sale of Solaris LLC Units or shares of the Company’s Class A Common Stock to cover taxes that does not involve any party other than the Company is similarly not prohibited.

3.Policies and Procedures
(a)Trading Policy

The following procedures apply to all the persons covered by this Policy, including their respective Family Members and Controlled Entities.

i.	You may not trade in the stock or other securities of the Company when you are aware of Material Nonpublic Information about the Company.
ii.	You also may not trade in the securities of other companies with which the Company has a preexisting or prospective relationship (a “Company Counterparty” or “Company Counterparties”), such as the Company’s customers, distributors, vendors, or suppliers, or firms with which the Company may be negotiating a major transaction, when you are aware of Material Nonpublic Information relating to that company or such company’s securities as a result of your employment or other relationship with the Company. In addition, you should also be aware that insider trading could include situations where, among other things, an insider trades in securities of other companies that are not Company Counterparties (e.g., competitors) based on Material Nonpublic Information concerning the Company or its securities that you are aware of and that is relevant to such other company.
iii.	You may not convey Material Nonpublic Information about the Company or any Company Counterparty to others, or suggest that anyone purchase or sell the Company securities or any Company Counterparty’s securities while you are aware of Material Nonpublic Information about that the Company or that company. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This policy against “tipping” applies to information about the Company and its securities, as well as to information about any Company Counterparty or its securities. Persons with whom you have a history, pattern or practice of sharing confidences—such as Family Members, close friends and financial and personal counselors—may be presumed to act on the basis of information known to you; therefore, special care should be taken so that Material Nonpublic Information is not disclosed to such persons. This Policy does not restrict legitimate business communications to Company personnel who require the information in order to perform their business duties. Material Nonpublic Information, however, should not be disclosed to persons outside the Company unless you are specifically authorized to disclose such information and the person receiving the information has agreed, in writing, if appropriate, to keep the information confidential.
(b)Policy Regarding Speculative Transactions, Hedging, Pledging and Trading on Margin

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions.  It therefore is the Company’s policy that any persons covered by this Policy, including their respective Family Members and Controlled Entities, may not engage in any of the following transactions, whether or not they are aware of Material Nonpublic Information at the time of transaction:

i.	Speculative Transactions

It is against Company policy for you to engage in speculative transactions in Company securities.  As such, it is against Company policy for you to trade in puts or calls in Company securities, or sell Company securities short.  Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects.  In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.

ii.	Hedging Transactions

You are prohibited from hedging the Company’s securities (including through the purchase of financial instruments, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s securities that you hold directly or indirectly.

iii.	Pledging and Trading on Margin

Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call.  Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan.

Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Nonpublic Information or otherwise is not permitted to trade in Company securities, you are prohibited from purchasing Company securities on margin, borrowing against an account in which Company securities are held or otherwise pledging Company securities as collateral for a loan.

(c)Unauthorized Disclosure

All persons subject to this Policy, including their respective Family Members and Controlled Entities, must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws.  All information you learn about the Company or its business plans is potentially nonpublic information until we publicly disclose it.  You should treat this information as confidential and proprietary to the Company.  You may not disclose it to others, such as Family Members, other relatives, or business or social acquaintances.

Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public.  Violation of these rules could result in substantial liability for you, the Company and its management.  For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors and only in accordance with the Company’s Guidelines for Public Disclosures and Communications with the Investment Community.  If you receive inquiries of this nature, refer them to the General Counsel (or the Chief Financial Officer in the General Counsel’s absence).

(d)When and How to Trade Company Securities
i.	Overview

Directors, officers and certain other employees who are so designated (and notified) from time to time by the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) as well as respective Family Members and Controlled Entities of such persons (all such persons and entities, “Restricted Persons”) are for purposes of this Policy required to comply with the restrictions covered below.  Even if you are not a Restricted Person, however, following the procedures listed below may assist you in complying with this Policy.

ii.	Window Periods

Restricted Persons may only trade in Company securities from the date that is two full trading days after the Company’s earnings release to the end of business on the date that is two weeks prior to the end of each quarter (such period, the “Window Period”).  If, however, the Window Period closes on a non-trading day (i.e., a Saturday, Sunday or NYSE holiday), the Window Period will close on the completion of the next full trading day.

However, even if the Window Period is open, Restricted Persons may not trade in Company securities if they are aware of Material Nonpublic Information about the Company.  In addition, Restricted Persons must preclear all transactions in Company securities even if they initiate them when the Window Period is open.

From time to time, the Company may close the Window Period due to developments involving Material Nonpublic Information.  In such events, the Company may notify particular individuals that they should not engage in any transactions involving the purchase or sale of Company securities and should not disclose to others the fact that the Window Period has been closed.

Even if the Window Period is closed, you may exercise Company stock options if no shares are to be sold (or exercise a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding obligations) – you may not, however, effect sales of stock issued upon the exercise of stock options (including same-day sales and cashless exercises).

In light of these restrictions, if you expect a need to sell Company securities at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5-1 trading plan, as discussed below.

iii.	Preclearance

The Company requires its Restricted Persons to contact the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) in advance of effecting any purchase, sale or other trading of Company securities (including a stock plan transaction such as an option exercise, a gift, a loan, a contribution to a trust or any other transfer) and obtain prior approval of the transaction from the General Counsel (or the Chief Financial Officer in the General Counsel’s absence).  All requests must be submitted to the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) at least two full trading days in advance of the proposed transaction.  The General Counsel (or the Chief Financial Officer in the General Counsel’s absence) will then determine whether the transaction may proceed.  If the Restricted Person is the General Counsel (or the Chief Financial Officer in the General Counsel’s absence), then the Chief Executive Officer will make the determination as to whether the transaction may proceed.  This preclearance policy applies even if you are initiating a transaction while a Window Period is open.

If a transaction is approved under the preclearance policy, the transaction must be executed within five business days after the first possible date of the proposed transaction, but regardless may not be executed if you acquire Material Nonpublic Information concerning the Company during that time.  If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.

If a proposed transaction is not approved under the preclearance policy, you should refrain from initiating any transaction in Company securities, and you should not inform anyone within or outside of the Company of the restriction.

In addition, when a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any Material Nonpublic Information about the Company, and should describe fully those circumstances to the General Counsel (or the Chief Financial Officer in the General Counsel’s absence).  The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5 as appropriate.  The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

iv.	Rule 10b5-1 Trading Plans

Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) provides for an affirmative defense against insider trading liability if trades occur pursuant to a prearranged “trading plan” that meets certain specified conditions (a “Rule 10b5-1 Trading Plan”).  Because of the trading restrictions imposed on Restricted Persons under this Policy, the Company will allow you, if you are a Restricted Person only, to enter into a Rule

10b5-1 Trading Plan, provided that the plan complies with the requirements set forth in “Appendix B: Guidelines for Rule 10b5-1 Trading Plans.”

All Rule 10b5-1 Trading Plans are required to be reviewed and approved by the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) for compliance with Rule 10b5-1 and the Company’s policies concerning such programs, prior to implementing any such Rule 10b5-1 Trading Plan.  In addition, all amendments, modifications and terminations of an existing Rule 10b5-1 Trading Plan must be reviewed and approved by the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) prior to effecting any such amendments, modifications or terminations. As such, if you wish to implement a trading plan pursuant to Rule 10b5-1 under the 1934 Act, you must first pre-clear the plan with the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) at least ten trading days prior to the entry into the plan.

Transactions pursuant to Rule 10b5-1 Trading Plans that are effected in accordance with this Policy and the requirements set forth in “Appendix B: Guidelines for Rule 10b5-1 Trading Plans” may occur notwithstanding the other prohibitions included herein.

(e)Certification

All directors, officers, employees will be required to certify their understanding of and intent to comply with this Policy periodically, as reflected in the “Acknowledgment and Certification” attached as Appendix A hereto.

(f)Noncompliance

Anyone who fails to comply with this Policy or who refuses to certify that he or she has complied with it will be subject to appropriate disciplinary action, up to and including termination of employment.

(g)Post-Termination Transactions

This Policy will continue to apply to your transactions in Company securities or securities of Company Counterparties after your employment or service has terminated with the Company until such time as you are no longer aware of Material Nonpublic Information or until that information has been publicly disclosed or is no longer material.

(h)Company Transactions

From time to time, the Company may engage in transactions in Company securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors of the Company or appropriate committee, if required) when engaging in transactions in Company securities (subject to transactions under equity-based compensation plans being in accordance with terms of plans and award agreements).

4.Additional Securities Law Matters
(a)Section 16

Directors, officers and greater than 10% beneficial owners of the Company’s common stock (each, a “Section 16 Insider”) will also be required to comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the 1934 Act.  The practical effect of these provisions is that (i) Section 16 Insiders will be required to report transactions in Company securities (usually within two business days of the date of the transaction) and (ii) Section 16 Insiders who purchase and sell Company securities within a six-month period will be required to disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information.  The Company has provided separate materials to officers and directors regarding compliance with Section 16 and its related rules.

(b)Rule 144

If you are a director or executive officer, you may be deemed to be an “affiliate” of the Company.  Consequently, shares of Company common stock held by you may be considered to be “restricted securities” or “control securities”, the sale of which are subject to compliance with Rule 144 under the Securities Act of 1933, as amended (or any other applicable exemption under the federal securities laws).  If this is the case, note that Rule 144 places limits on the number of shares you may be able to sell and provides that certain procedures must be followed before you can sell shares of Company common stock.  Contact the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) for more information on Rule 144.

Last Revised: February 20, 2025

Appendix A

ACKNOWLEDGEMENT AND CERTIFICATION

I certify that:

1.	I have read and understand the Company’s Insider Trading Policy (the “Policy”).
2.	I understand that the Company’s General Counsel (or the Chief Financial Officer in the General Counsel’s absence) is available to answer any questions I have regarding the Policy.
3.	Since the date this Policy became effective, or such shorter period of time that I have been with the Company, I have complied with the Policy.
4.	I will continue to comply with the Policy for as long as I am subject to the Policy.
_________________________ Signature	Date: ______________________
_________________________ Name (Please Print)

Appendix B

GUIDELINES FOR RULE 10B5-1 TRADING PLANS

Rule 10b5-1 provides for an affirmative defense against insider trading liability if trades occur pursuant to a prearranged “trading plan” that meets certain specified conditions (a “Rule 10b5-1 Trading Plan”).

As such, the Company permits Restricted Persons to enter into Rule 10b5-1 Trading Plans and has adopted the following guidelines regarding the adoption, modification and termination of any such Rule 10b5-1 Trading Plans. All references in these guidelines to you should be read to include your Family Members and Controlled Entities. Capitalized terms used in these guidelines without definition have the meaning set forth in the Insider Trading Policy.

These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1.  The General Counsel (or Chief Financial Officer in the General Counsel’s absence) will interpret and administer these guidelines for compliance with Insider Trading Policy and the requirements below.  No personal legal or financial advice is being provided by the Company regarding any Rule 10b5-1 Trading Plan or proposed trades.  You remain ultimately responsible for ensuring that your Rule 10b5-1 Trading Plan and contemplated transactions fully comply with applicable securities laws.  It is recommended that you consult with your own attorney, broker, or other advisors about any contemplated Rule 10b5-1 Trading Plan. Note that if you are a director or Section 16 officer (as defined below), the Company is required to disclose the material terms of your Rule 10b5-1 Trading Plan, other than with respect to price, in the Company’s periodic report for the quarter in which the Rule 10b5-1 Trading Plan is adopted or terminated or modified (as described below).

1.	Pre-Clearance Requirement. The Rule 10b5-1 Trading Plan must be reviewed and approved, first by the broker administering the Rule 10b5-1 Trading Plan, and then by the General Counsel (or Chief Financial Officer in the General Counsel’s absence) prior to its adoption. If you wish to implement a Rule 10b5-1 Trading Plan, you must pre-clear the plan with the General Counsel (or Chief Financial Officer in the General Counsel’s absence) at least ten trading days prior to the entry into the plan in accordance with the procedures set forth in the Insider Trading Policy and these guidelines; thus it is recommended that you reach out to the broker administering the Rule 10b5-1 Trading Plan in enough time to meet this deadline.
2.	Time of Adoption. Subject to the pre-clearance requirements described above, the Rule 10b5-1 Trading Plan must be adopted at a time when:
●	You are not aware of any Material Nonpublic Information; and
●	The Window Period is open.
3.	Plan Instructions. Any Rule 10b5-1 Trading Plan you adopt must either:
●	specify the amount, price and date of the sales (or purchases) of Company securities to be effected;

●	provide a formula, algorithm or computer program for determining when to sell (or purchase) the Company’s securities, the quantity to sell (or purchase) and the price; or
●	delegate decision-making authority with regard to these transactions to a broker or other agent without any Material Nonpublic Information about the Company or Company securities.

For the avoidance of doubt, you may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted Rule 10b5-1 Trading Plan.

4.	Signed. The Rule 10b5-1 Trading Plan must be signed by you.
5.	No Hedging. You may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the Rule 10b5-1 Trading Plan and must agree not to enter into any such transaction while the Rule 10b5-1 Trading Plan is in effect.
6.	Good Faith Requirements. You must enter into the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the 1934 Act. You must act in good faith with respect to the Rule 10b5-1 Trading Plan for the entirety of its duration.
7.	Certifications for Directors and Officers. If you are a director or officer, as defined in Rule 16a-1(f) under the 1934 Act (“Section 16 officer”), the Rule 10b5-1 Trading Plan must include the following certifications required by Rule 10b5-1(c)(1)(ii)(C): (1) you are not aware of any Material Nonpublic Information about the Company or the Company securities; and (2) you are adopting the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the 1934 Act.
8.	Cooling Off Periods. The first trade under the Rule 10b5-1 Trading Plan may not occur until the expiration of a cooling-off period as follows:
●	If you are a director or Section 16 officer, the later of (1) two business days following the filing of the Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Trading Plan was adopted and (2) 90 calendar days after adoption of the Rule 10b5-1 Trading Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
●	If you are not a director or Section 16 officer, 30 days after adoption of the Rule 10b5-1 Trading Plan.
9.	No Overlapping Rule 10b5-1 Trading Plans. No more than one Rule 10b5-1 Trading Plan can be effecting trades at a time (except eligible sell-to-cover taxes Rule 10b5-1 Trading Plans (“Eligible STC Rule 10b5-1 Trading Plans”), as discussed in greater detail later in this section). Notwithstanding the foregoing, two separate Rule 10b5-1 Trading Plans can be in effect at the same time (but not trading at the same time) so long as: (a) your later-commencing plan does not begin trading until the completion of the cooling-off period (as described in Section 8 above) that would have applied to you if the later-

commencing plan was adopted on the date all trades under the earlier-commencing plan are completed or expire without execution or the plan is otherwise terminated; and (b) your later-commencing plan meets all other conditions set forth in these guidelines (including Sections 1-7 and 10).

An Eligible STC Rule 10b5-1 Trading Plan is not subject to the limitations set forth in this Section 9.  An Eligible STC Rule 10b5-1 Trading Plan is a contract, instruction, or plan that authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock, restricted stock units or stock appreciation rights (but not options), and you do not otherwise exercise control over the timing of such sales.  Prior to adoption, an Eligible STC Rule 10b5-1 Trading Plan must meet all other requirements set forth in these guidelines, other than the limitations set forth in Sections 9 and 10.

10.	Single Transaction Plans. Other than an eligible STC Rule 10b5-1 Trading Plan as described in Section 9 above, you may not enter into more than one Rule 10b5-1 Trading Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period. A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.
11.	Modifications and Terminations.
●	Modifications/amendments and terminations of an existing Rule 10b5-1 Trading Plan are strongly discouraged due to legal risks and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination. Under Rule 10b5-1 and these guidelines, any modification/amendment to the amount, price, or timing of the purchase or sale of the securities underlying the Rule 10b5-1 Trading Plan will be deemed to be a termination of the current Rule 10b5-1 Trading Plan and creation of a new Rule 10b5-1 Trading Plan. If you are considering administerial changes to your Rule 10b5-1 Trading Plan, such as changing the account information, you should consult with the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) in advance to confirm that any such change does not constitute an effective termination of your plan.

As such, the modification/amendment of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) in accordance with the pre-clearance procedures set forth in the Insider Trading Policy and these guidelines, and will be subject to all the other requirements set forth in Sections 2-10 of these guidelines regarding the adoption of a new Rule 10b5-1 Trading Plan.

●	The termination (other than through an amendment or modification) of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the General Counsel (or the Chief Financial Officer in the General Counsel’s absence) in accordance with pre-clearance procedures set forth in the Insider Trading Policy and these guidelines. Except in limited circumstances, the termination of a Rule 10b5-1 Trading Plan will not be approved unless:

i.	You terminate a Rule 10b5-1 Trading Plan at a time when you are not aware of material non-public information; and
ii.	The Window Period is open.